CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

September 21, 2016

VIA EDGAR

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, DC  20549

Re:	CannaSys, Inc.
Registration Statement on Form S-1
File No. 333-209333
Filed February 2, 2016

Dear Mr. Shuman:

This letter is in response to your letter dated February 29, 2016, respecting your review of the Registration Statement on Form S-1 filed February 2, 2016, by of CannaSys, Inc.

Set forth below are your comments, followed by our responses. We have incorporated revised disclosures in response to your comments in our revised Registration Statement on Form S-1/A, which was filed today.

Risk Factors, page 6

1.	In your first risk factor, you indicate that federal and federally insured banks do not serve the cannabis industry. Please clarify whether you consider yourself part of the cannabis industry that would be restricted from using federal and federally insured banks, or if you are referring solely to your dispensary customers. To the extent your financial operations are hampered by the restrictions of the banking industry, please revise this risk factor or your MD&A disclosure to clarify how these restrictions have impacted your operations, such as the ability to receive payment for your services or to pay your vendors. To the extent that you must rely on cash transactions, bartering, or security issuances, please clarify the effect on your internal controls over financial reporting.

Response:	We have revised our risk factor, see page 6. We do not rely on cash transactions, bartering, or security issuances.

2.	Please add a risk factor that addresses your liquidity and history of paying for goods and services with equity and the resulting dilution that may occur to existing shareholders should these vendors or partners exercise their warrants or should you continue to pay for goods and services through equity or convertible debt.

Response:	We have added a risk factor, see page 11.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 21, 2016

3.	Please add a risk factor that addresses your concentration of ownership with management and your unique structure where Mile High Brands will own over 40% of your shares outstanding, but you will own 51% of Mile High Brands. Please highlight any concerns or risks that you may have in controlling the operations of Mile High Brands or any conflicts that may arise due to your ownership structure.

Response:	We have added a risk factor, see page 12.

Capitalization, page 14

Dilution, page 15

4.	The information that you present on a post-offering basis in both your Capitalization and Dilution sections are based on the assumption that your common stock will be valued at current market prices, $0.23 per share. In light of the fact that Kodiak Capital may purchase shares at 70% of the lowest daily volume-weighted average price of your common stock for the five consecutive trading days immediately following your delivery of a put notice, please revise your Capitalization and Dilution disclosure to account for the effect this discount may have on your share price.

Response:	We have added and revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 16

5.	Please clarify why you have budgeted $400,000 for debt retirement, as disclosed on page 17, for the next 12 months. We note that you only had $200,000 in notes payable as of September 30, 2015, a $28,000 note to EMS issued in October 2015, and a $50,000 note issued to Kodiak Capital as part of the equity purchase agreement. If you have plans to raise additional debt financing, please describe such plans.

Response:	We have revised our disclosure, see page 20. As of August 31, 2016, we had promissory notes with principal balances totaling $683,694 as set forth below:

Date Issued	Payee	Balance

09/09/15	B44, LLC	$ 50,000
10/14/15	EMA Financial, LLC	21,540
11/18/15	Tangiers Investment Group, LLC	35,941
11/30/15	Kodiak Capital Group, LLC	46,283
12/03/15	Auctus Fund, LLC	35,646
12/15/15	Kodiak Capital Group, LLC	50,000
12/10/15	Adar Bays, LLC	27,509
01/12/16	B44, LLC	75,000

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 21, 2016

Date Issued	Payee	Balance

01/14/16	Colonial Stock Transfer	6,605
03/18/16	Kodiak Capital Group, LLC	50,000
03/31/16	Kodiak Capital Group, LLC/B44	50,000
05/05/16	Jeff Holmes	27,000
05/05/16	Blackbridge Capital, LLC/Holmes	4,500
05/09/16	EMA Financial, LLC	53,500
05/31/16	Black Forest Capital	30,000
05/31/16	Black Forest Capital/B44	14,420
07/12/16	Adar Bays, LLC	35,000
07/20/16	Auctus Fund, LLC	45,750
08/27/16	Kodiak Capital Group, LLC	25,000
		$683,694

Business

Products, page 21

6.	On page 16, your revenue is described as consisting of software development and consulting services. Please revise to clarify whether you generate material amounts of revenue from any of your products listed on page 21 or through your strategic relationships described on page 22 and 23 that do not involve BumpUp Rewards or CannaLIMS. Also, please describe the consulting services you offer if they generate material amounts of revenue.

Response:	We have revised our disclosure, see pages 17-19.

7.	Please revise to clarify your relationship and licensing agreement with Loyl.Me. We note, for example, that you are required to provide them an 8% royalty fee for sales of your version of their platform.

Response:	Pursuant to the terms of the licensing agreement with Loyl.Me dated February 12, 2015: (i) we owed a final cash installment of $15,000 to Loyl.Me as part of a base fee for the software license; (ii) we were required to remit to Loyl.Me 8% of our gross revenues generated from the licensing agreement; and (iii) we have the ability to use Loyl.Me's marketing software platform exclusively within the cannabis industry. To date, we have not had a meaningful demand for Loyl.Me's software, and as a result we have not made any payments under the royalty arrangement with Loyl.Me.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 21, 2016

Strategic Relationships, page 22

8.	Please clarify whether your acquisition of Mile High Brands is complete, as you disclose on page 22 it will be completed in the first quarter of 2016. If the transaction has not yet closed, please clarify on page 39 in your beneficial ownership table. Further, please provide further details of your joint venture with Mile High Brands, including your agreement to receive 10% of their revenue, whether you will be required to contribute capital to the venture, how the joint venture will operate and how you will control its operations.

Response:	We have revised our disclosure, see page 25.

Government Regulations, page 24

9.	Your disclosures regarding government regulation of the cannabis industry focus on the cannabis industry as it relates to entities that grow, sell, or distribute marijuana or laws related to currency transactions involving these entities. We understand that government regulation that directly affects your customers may indirectly impact your business and business operations as well. Since you do not grow, sell or distribute marijuana products, but only provide ancillary marketing and software services to the cannabis industry, please describe any material laws that specifically govern the conduct of ancillary service providers to the cannabis industry. For example, on page 33, you reference that you were "approved as a registered vendor by the state of Colorado" by the Department of Revenue Marijuana Enforcement Division. Please describe what specific laws required you to register and describe how such laws affect your business and operations.

Response:	We have revised our disclosure, see page 28.

Management

General, page 35

10.	On page 35, you indicate that the term of office of each director expires at the next annual meeting of the stockholders and when his respective successor is elected and qualified. Despite not being required by the OTC Markets, your bylaws, filed as Exhibit 3.2, require an annual meeting of stockholders. We, however, are unable to find any proxy or information statements filed pursuant to Section 14(a) of the Exchange Act in 2015 relating to the election of directors or the holding of an annual meeting or equivalent actions by written consent. Please clarify when your last annual meeting and election of directors was held and when your next meeting and election will occur.

Response:	We have added and revised our disclosure, see page 39.

11.	Please clarify the role of Mr. Wollins with your subsidiary, MHB, Inc. ("Mile High Brands"). On page 37, you refer to him as a "founding shareholder" of Mile High Brands. Please clarify if he is an employee, officer, or director of Mile High Brands.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 21, 2016

Response:	We have revised our disclosure. David Wollins resigned from our board of directors.

Executive Compensation, page 37

12.	On page 38, you indicate that Messrs. Tew, Jennewine, and Wollins were issued warrants as part of their compensation in 2015. Please revise your summary compensation table to account for these grants and provide an outstanding equity awards at fiscal year-end table, if applicable. Also, please clarify whether the warrants granted to your director Mr. Rogers in December 24, 2015 was related to director compensation. Please refer to Items 402(n)(vi) and (p) of Regulation S-K for further guidance.

Response:	We have revised our disclosure, please see pages 41-42.

Principal Stockholders, page 39

13.	Please disclose the natural persons that have investment and/or voting control over the shares held by Mile High Brands, as required by Rule 13d-3. Also, please clarify whether these shares should also be attributable to your director David Wollins, who is described as a founding shareholder of Mile High Brands, and included in the All Executive Officers and Directors as Group line.

Response:	We have revised our disclosure, please see page 44. During the first quarter of 2016, MHB, Inc. distributed 7,776,561 shares of our common stock to its shareholders and retained 2,223,439 shares of our common stock. MHB is not a principal stockholder.

Selling Stockholder, page 42

14.	Please disclose the natural persons that have investment and/or voting control over the shares held by Kodiak Capital.

Response:	We have revised our disclosure, see page 47.

The Equity Purchase Transaction, page 40

15.	Please revise to clarify that further equity line financing transactions are prohibited without the consent of Kodiak Capital, as described in Section 6.3 of the Equity Purchase Agreement filed as Exhibit 10.21.

Response:	We have revised our disclosure, see page 45.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 21, 2016

Signatures, page II-10

16.	Please provide the signature of your controller or chief accounting officer or, as required by Instruction 1 on page 7 of Form S-1, if Mr. Tew is also your controller or chief accounting officer, please indicate so below his signature.

Response:	We have revised our disclosure.

We acknowledge the following:

●	CannaSys, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	CannaSys, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,
CannaSys, Inc.

/s/ Michael A. Tew

Michael A. Tew
Chief Executive Officer

cc: Edwin Kim, Staff Attorney